COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PIEDMONT
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year	Two Months
	Ended	Ended
	December 31,		Years Ended October 31,
(in millions)	2017	2016	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$207	$84	$289	$193	$206	$194
Fixed charges	93	15	84	81	73	60
Distributed income of equity investees	5	1	26	25	24	22
Total earnings	$305	$100	$399	$299	$303	$276

Fixed charges:
Interest on debt, including capitalized portions	$91	$15	$83	$80	$72	$58
Estimate of interest within rental expense	2	—	1	1	1	2
Total fixed charges	$93	$15	$84	$81	$73	$60
Ratio of earnings to fixed charges	3.3	6.6	4.7	3.7	4.2	4.6

(a)	Excludes amounts attributable to income or loss from equity investees.